Item 2
FOR IMMEDIATE RELEASE
Results for the quarter ended June 30, 2009 under Consolidated Indian GAAP
Wipro Records 12% YoY Growth in Profit After Tax
Bangalore, July 22, 2009 –Wipro Limited today announced its results approved by the Board of Directors for the quarter ended June 30, 2009.
Highlights of the Results
•	IT Services Revenue at $1,033 million, a sequential decline of 1.3% and YoY decline of 3.3%.

•	IT Services Revenue on constant currency was $1,014 million, a sequential decline of 3.0%. On a constant currency basis, YoY growth was 2.1%.

•	Wipro Limited Revenue increased by 5% YoY to Rs. 62.74 billion (Rs. 6,274 Crores); Profit After Tax (PAT) grew by 12% YoY to Rs. 10.16 billion (Rs. 1,016 Crores).

•	In Rupee terms, Revenue for IT Services stood at Rs. 48.25 billion (Rs. 4,825 Crores), a YoY growth of 10%.

•	Profit Before Interest & Tax (PBIT) for IT Services segment was Rs. 10.78 billion (Rs. 1,078 Crores), a growth of 17% YoY.

•	IT Services business added 26 new clients during the quarter.

•	IT Products business recorded a 2% YoY growth in Revenues and 27% YoY growth in PBIT.

•	Wipro Consumer Care and Lighting business Revenue grew 7% YoY and PBIT grew 29% YoY.
Performance for the quarter ended June 30, 2009 and Outlook for quarter ending September 30, 2009
Azim Premji Chairman of Wipro, commenting on the results said –
“We are starting to see the first signs of stability in the business as ramp downs start to taper off and volumes start to stabilize. We are adapting ourselves for the new reality with continued investments in Value Creation, Go-To-Market and driving significant Operational Productivity. Looking ahead, for the quarter ending September 30, 2009, we expect Revenues from our IT Services business to be in the range of $1,035 million to $1,053 million*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said –
“It was another quarter of strong performance. We improved on several operating parameters to deliver margin expansion of 0.6% to 22.3% in the IT Services segment.”

*	Guidance is based on constant currency exchange rates, GBP/USD at 1.57, Euro/USD at 1.35, USD/INR at 48.23
Wipro Limited
Revenues for the quarter ended June 30, 2009, were Rs. 62.74 billion, representing a 5% increase YoY. PAT for the quarter was Rs. 10.16 billion, an increase of 12% YoY.

IT Services
IT Services business reported Revenues of Rs. 48.25 billion for the quarter ended June 30, 2009, representing an increase of 10% YoY and PBIT of Rs. 10.78 billion, representing an increase of 17% YoY. Operating Income to Revenue for the quarter was 22.3%.
We had 98,521 employees as of June 30, 2009.
IT Services business accounted for 77% of the Revenue and 93% of the PBIT for the quarter ended June 30, 2009.
Wipro has built a healthy pipeline across industry Verticals, strengthening our presence across Geographies by winning strategic deals and launching new Solutions.
In the Telecom space, Wipro won a 9-year IT outsourcing contract from Unitech Wireless. Unitech Wireless has structured its organization and operational architecture around innovation, scalability and flexibility. Its partnership with Wipro will enable them to provide non-linear, scalable growth, while delivering the highest levels of customer service to their subscribers. According to the IDC report “Wipro Vanquishes its Opponents with Significant Outsourcing Win”, “Wipro’s success in winning the Unitech Wireless deal will definitely go a very long way in building its credibility and mindshare among CIOs not only in the telecom industry but in other verticals as well.”
A large Telecom Operator engaged with us for a three year engagement consisting of end-to-end testing of business processes and applications. This deal leverages the process, IT and telecom domain skills and is an important milestone towards the comprehensive Test service offered by Wipro for large Telecom Operators.
Clients are using Wipro’s Retail expertise to transform their business and gain competitive advantage in a challenging macroeconomic environment. We entered into a strategic engagement with a leading wholesaler to enable IT as a key differentiator in their business.
A leading multi-brand specialty apparel Retailer signed up with Wipro as IT partner in their transformation journey. Wipro will combine understanding of the fashion industry and unique transformation solution to improve “speed to value”. As part of the arrangement Wipro will be responsible for end-to-end information technology services that include Application Management, Infrastructure Management and Hosting Services.
Wipro won a multi-million dollar deal with a leading Service Provider of Semiconductor packaging, assembly and testing in Asia. This total outsourcing engagement focuses on service, technology and process transformation for the Semiconductor client.
Wipro won a multi-million dollar deal with one of the world’s leading manufacturers of central heating and cooling products to transform business processes for the company across global locations.
Emerging Technologies and Innovative Solutions
Forrester acknowledged that Wipro has an aggressive strategy for cloud strategy growth. Wipro’s Cloud Computing strategy covers building and managing private clouds, adopting public clouds and building hybrid infrastructures to become a trusted advisor to clients who are considering adoption of these technologies. As a part of the strategy, Wipro has built applications such as Mortgage Origination Platform for the Banking industry, Comprehensive Information Management System for Hospitals, Hosted Document Management and Electronic Data Interchange.

In line with Wipro’s Green IT initiative, this quarter we developed integrated Solutions that can help reduce carbon footprints and energy needs for multiple industry verticals. One of the solutions for the Telecom industry, “Wipro’s eCO-NET”, uses a combination of its network energy diagnostics tools and end to end network energy operations management framework.
Wipro launched WIPRO RAPIDS (Rapid Application and Integration Deployment Solution) a pre-integrated Billing/Operational Support Systems solution for Communication Service providers. This solution would help customers reduce time to market and total cost of ownership. WIPRO RAPIDS enabled us to win a 9-year IT outsourcing contract from Unitech Wireless.
This quarter, Wipro also won the prestigious UN Habitat Business Award for sustainable urbanization for its LEED Certification practice. Wipro is the only Indian company among the five winners of the HABITAT Business Award for 2009.
Awards and Recognition
During the quarter, Wipro has been cited as a Leader in The Forrester Wave: North American SOA Systems Integrators, Q2 2009 (May 2009) and the Forrester Wave: EMEA SOA Systems Integrators, Q2 2009 (May 2009). The EMEA report stated “Wipro’s SOA consulting and integration capabilities are very strong — the firm made some deep investments in tools and accelerators for taking much of the pain out of SOA integration project ... When Wipro’s recent investments in SOA begin to bear fruit in client projects, it will further its position as a leading provider of SOA systems integration services.”
Wipro was rated as a top Indian outsourcing firm in The Global Outsourcing 100™ rankings conducted by The International Association of Outsourcing Professionals (IAOP™). Wipro was ranked fifth globally and was recognized as a leader for demonstrated competencies.
Wipro received the Salesforce.com Top Partner Award for FY09 for India and SAARC. Wipro has become one of the only five Tier-1 global strategic alliance partners for Salesforce.com.
Wipro’s Council for Industry Research
Wipro Council for Industry research extended its agenda by collaborating with academicians from leading Universities globally. One of the notable achievements was a research paper on creating Green Revenue streams which explored the Green impact of Outsourcing by Georgetown University.
Wipro was also featured in series of case studies by academician from leading Global Universities. INSEAD Business School wrote a teaching case study on Wipro’s low cost high impact marketing strategy. The Testing Services practice was recognized by a faculty of London Business School in a case study on Wipro’s WiFi certification services. A case study on how Wipro has re-defined its consulting DNA was written by CASS Business School, UK. Wipro’s new product development capabilities were recognized by a faculty at Cransfield School of management and will be featured in a book on innovation management.
IT Products
For the quarter ended June 30, 2009, IT Products business recorded Revenues of Rs. 7.60 billion, representing a growth of 2% YoY. PBIT grew by 27% YoY to Rs. 316 million. Operating Income to Revenue for the quarter was 4.2%.
IT Products business accounted for 12% of the Revenue and 3% of the PBIT for the quarter ended June 30, 2009.

Consumer Care & Lighting
For the quarter ended June 30, 2009, our Consumer Care and Lighting business recorded Revenues of Rs. 5.46 billion, a growth of 7% YoY and PBIT of Rs. 787 million, a growth of 29% YoY. PBIT to Revenue was 14.4% for the quarter.
Consumer Care & Lighting business accounted for 9% of the Revenue and 7% of the PBIT for the quarter ended June 30, 2009.
Wipro Limited
For the quarter ended June 30, 2009, the Return on Capital Employed in IT Services and Products business was 39% and Consumer Care & Lighting business was 17%. At the Company level, the Return on Capital Employed was 24%, lower due to inclusion of cash and cash equivalents of Rs. 76.9 billion in Capital Employed (39% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with IFRS for the quarter ended June 30, 2009 was Rs. 10.1 billion. The net difference between Profits computed in accordance with Indian GAAP and IFRS is primarily due to different Revenue recognition standards, amortization of intangible assets, and expensing of stock options.
For Wipro Limited, Non-GAAP adjusted Profit after Tax under IFRS for the quarter ended June 30, 2009 was Rs. 10.08 billion. The net difference between Profits computed in accordance with Indian GAAP and IFRS Non-GAAP adjusted is primarily due to different Revenue recognition standards and amortization of intangible assets.
IT Services segment’s Revenues were Rs. 48.27 billion for the quarter ended June 30, 2009, under IFRS. The difference of Rs. 17 million is primarily attributable to difference in accounting standards under Indian GAAP and IFRS.
Quarterly Conference call
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

IFRS GAAP financials on website
Condensed financial statements of Wipro Limited computed under the IFRS GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward-Looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER ENDED JUNE 30, 2009

Rs. in Million
				Year ended
	Quarter ended June 30,			March 31,
Particulars	2009	2008	Variance	2009
			(%)

Revenues
IT Services	48,249	44,045	10%	191,661
IT Products	7,602	7,463	2%	34,552
Consumer Care and Lighting	5,463	5,127	7%	20,830
Others	1,477	3,286		9,144
Eliminations	(52)	(254)		(745)

TOTAL	62,739	59,667	5%	255,442

Profit before interest and tax — PBIT
IT Services	10,776	9,186	17%	40,323
IT Products	316	249	27%	1,481
Consumer Care and Lighting	787	609	29%	2,548
Others	(284)	180		(348)

TOTAL	11,595	10,224	13%	44,004

Interest and Other Income, Net	388	285		1,192

Profit before tax	11,983	10,509	14%	45,196

Income Tax expense including Fringe Benefit Tax	(1,864)	(1,526)		(6,460)

Profit before share in earnings of associates and minority interest	10,119	8,983	13%	38,736
Share in earnings of associates	85	107		362
Minority interest	(49)	(12)		(99)

PROFIT AFTER TAX	10,155	9,078	12%	38,999

Operating Margin
IT Services	22.3%	20.9%		21.0%
IT Products	4.2%	3.3%		4.3%
Consumer Care and Lighting	14.4%	11.9%		12.2%

TOTAL	18.5%	17.1%		17.2%

CAPITAL EMPLOYED AS AT PERIOD END
IT Services and Products	110,461	90,421		119,997
Consumer Care and Lighting	17,902	17,746		18,689
Others	70,045	61,020		54,742

TOTAL	198,408	169,187		193,428

CAPITAL EMPLOYED COMPOSITION AS AT PERIOD END
IT Services and Products	56%	54%		62%
Consumer Care and Lighting	9%	10%		10%
Others	35%	36%		28%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED DURING THE PERIOD
IT Services and Products	39%	41%		39%
Consumer Care and Lighting	17%	14%		14%

TOTAL	24%	25%		25%

Notes to Segment Report

a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	In certain total outsourcing contracts of IT services segment, the Company delivers hardware, software and other related deliverables. Revenue relating to these items are reported in the IT products segment.

c)	Segment revenue includes the following exchange differences, which are reflected under other income in the financial statements.

(Rs in Million)
	Quarter ended		Year ended
	June 30,		March 31,
Particulars	2009	2008	2009

IT Services	(1,282)	(671)	(1,308)
IT Products	(116)	(13)	(229)
Consumer Care & Lighting	(9)	(8)	(54)
Others	1	(5)	38

	(1,406)	(697)	(1,553)

d)	Segment wise depreciation is as follows:

(Rs in Million)
	Quarter ended		Year ended
	June 30,		March 31,
Particulars	2009	2008	2009

IT Services	1,560	1,365	6,067
IT Products	46	43	88
Consumer Care & Lighting	122	96	420
Others	70	74	289

	1,798	1,578	6,864

e)	Segment PBIT includes Rs 151 Million (June 30, 2008: Rs 143 Million, March 31, 2009: Rs 581 Million) for the quarter ended June 30, 2009 respectively of certain operating other income which is reflected in other income in the Financial Statements.

f)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :–

(Rs in Million)
	Quarter ended		Year ended
	June 30,		March 31,
Particulars	2009	2008	2009

IT Services and Products	52,459	44,726	58,918
Consumer Care & Lighting	4,213	3,983	4,026
Others	24,143	22,645	22,494

	80,815	71,354	85,438

g)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

(Rs in Million)
					As of March
	Quarter ended June 30,				31,
Particulars	2009	%	2008	%	2009	%
India	12,920	21	12,558	21	54,608	21
United States of America	26,836	43	26,189	44	115,105	45
Europe	12,275	20	14,473	24	57,109	22
Rest of the world	10,708	16	6,447	11	28,620	12

	62,739	100	59,667	100	255,442	100

h)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.